BioAuthorize Holdings, Inc.
15849 N. 71st Street, Suite 216
Scottsdale, AZ  85254

December 12, 2008

Jaime G. John
Staff Accountant
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE:	Genesis Holdings, Inc. now known as BioAuthorize Holdings, Inc. (sometimes referred to as the “Company”)
Form 10-KSB for the year ended December 31, 2007 filed on March 31, 2008
File No. 0000-33073

Dear Ms. John:

In response to your comment letter date September 23, 2008 we offer the following responses.

Form 10-KSB for Year Ended December 31, 2007

Report of Independent Registered Public Accounting firm

1.
Your report to comment one indicates that the currently filed audit report inadvertently omitted the opinion for the year ended December 31, 2006 and that the current auditors, Jewett, Schwartz, Wolfe & Associates, relied upon the previous auditors’, Weaver & Martin, LLC.  Please amend your Form 10-KSB to include the corrected and required opinion or opinions.

The Auditor Jewett Schwartz Wolfe & Associates audited December 31, 2007.  The Prior Weaver & Martin LLC audited December 31, 2006 and consented to the inclusion of the December 31 2006 financial statement information.  As required, both December 31, 2007 and December 31, 2006 were audited by the PCAOB Auditors.  An amendment to the Form 10-KSB will be filed to reflect the consent of Weaver & Martin, LLC and the required opinions.

Form 8-K/A Dated May 5, 2008

Jaime G. John
December 12, 2008

2.
We read your response to comment five and reviewed the pro forma financial information provided in your response.  The disposal of Genesis Land, Inc. (Genesis Land) and the acquisition of BoAuthorize, Inc. (BioAuthorize) are two separate transactions and should be discussed separately.  Please revise your introductory discussions to include the disposition of Genesis Land and the associated return of your common stock from Bankston Third Family L.P.

We incorporated the following paragraph into the body of the 8K file.

On March 31, 2008 Bankston Third Family Limited Partnership exchanged 16,780,226 shares of common stock in Genesis Holdings for all of the capital stock in Genesis Land, Inc. a wholly owned subsidiary of Genesis Holdings.  After the exchange of stock, Bankston Third Family Limited Partnership held all of the interest in Genesis Land.

3.
We further note your statement that the value of the acquisition of BioAuthorize was recorded at $596,107 based upon the trading value of the Company’s common stock on the date of closing.  Per page 13 of your Form 10-KSB your common stock did not trade during 2007 or 2006.  Please clarify to us how the shares were value.  Note that as the accounting acquirer, BioAuthorize would not be revalued in the transaction.

The shares were valued based upon the value of the net assets as the stock was not trading.

4.
Per your pro forma Statement of Operations for the three months ended March 31, 2008, we note you reported a loss on discontinued operations of $1,052,141.  Please tell us how this loss was calculated and why it was not reported in your June 30, 2008 Form 10-Q.  Refer to SFAS 144 for disclosure requirements.

In quarter ended March 31, 2008, Bankston Third Family Limited Partnership exchanged 16,780,226 shares of common stock in Genesis Holdings for all of the capital stock in Genesis Land, Inc. held by Genesis Holdings.  The value of that stock was based up on the net assets of Genesis Land, Inc.  The loss on discontinued operations should not be recorded as discontinued operations but is recorded as an adjustment to equity. Attached find the modified pro forma to reflect that stock exchange.

5.
Please revise your pro forma Statements of Operations for the years ended December 31, 2007 and 2006 to reflect the disposal of Genesis Land as required by Instruction 3 to Rule 11-02 of Regulation S-X.  Also provide an explanation for the adjustment for the amortization of goodwill intangible. Further regarding the BioAuthorize, Inc. transaction, we note that the pro forma financial statements included in your Form 8-K filed on May 5, 2008 are dated as of December 31, 2008 and do not include the historical financial statements of the two entities and the pro forma adjustments to the historical financial statements of the individual entities.  Please revise the presentation to comply with Rule 8-05 of Regulation S-X.  This should include reflecting the transfer of land to the majority shareholder.  Refer to SFAS 144 of Guidance on reflecting discontinued operations.  Refer to Article 11 of Regulation S-X for enhanced guidelines for the preparation of pro forma information.

Jaime G. John
December 12, 2008

The Pro forma condensed consolidated financial statements have been changed to reflect the correct presentation in accordance with rule S-X 11.01 – 11.03 referenced in this comment letter and will be presented properly in the amendment to our 8K/A upon completion of review comments.

6.	Note that you are required to amend your Form 8-K/A filed on May 5, 2008 to reflect any material changes once the review process is complete.

The amendment will be made upon the completion of the review comments.

FORM 10-Q FOR THE THREE MONTHS ENDED JUNE 30, 2008.

Financial Statements and Notes

Condensed Consolidated Balance Sheet, page 3

7.
We read your response to comment four and reviewed the adjustments to your December 31, 2007 balance sheet in your June 30, 2008 Form 10-Q.  Given that the reverse merger effectively resulted in a 20,000,000 to 105,000 stock split, approximately 190:1, please clarify why you did not reflect 20,000,000 common shares issued and outstanding as of December 31, 2007 resulting in a $20,000 par value common stock balance with the remaining adjustment to additional paid in capital.

We have made the correction in the balance sheet for the period ended September 30, 2008 as set forth in our report on Form 10-Q filed November 14, 2008.

Condensed Consolidated Statements of Cash Flow, page 5

8.
Relative to the period ended June 30, 2007; please tell us how your reconciliation of net comprehensive loss to cash flows used in operating activities complies with paragraphs 28 and 29 of SFAS 95 which requires companies to reconcile from net income (loss).

We have made the correction in the statement of cash flows for the nine-month period ended September 30, 2008 as set forth in our report on Form 10-Q filed November 14, 2008.

Note 2 – Basis of Presentation, page 7

Jaime G. John
December 12, 2008

9.
We read your response to comment six and noted the additional disclosure in Note 5 relates to the acquisition of BioAuthorize, rather than the disposal of Genesis Land.  Because it appears that the disposal of Genesis Land occurred subsequent to the reverse acquisition of BioAuthorize and is a separate event, please expand the disclosure and your response to us to include the accounting treatment of the Genesis Land disposal transaction.  Additionally, per your response to comment six, the value of the common stock returned by Bankston Third Family L.P. was based on the share price on March 29, 2008.  Tell us how you determined the share price on March 29, 2008 given that there is no trading history and no evidence of trading during 2008.  Finally, tell us how you determined the value of Genesis Land and whether you recorded a gain and loss for the difference between the value of Genesis Land and the value of the common shares returned by Bankston Third Family L.P.

We incorporated the footnote 6 – Share Exchange in our last 10Q filing for September 30, 2008 to further clarify the exchange transactions as follows:

NOTE 6 - SHARE EXCHANGE

Effective February 18, 2008, the Company completed its acquisition of BioAuthorize, Inc. pursuant to a Share Exchange Agreement dated February 22, 2008.  BioAuthorize, Inc. is a wholly owned subsidiary of the Company.    In the share exchange, the former stockholders of BioAuthorize, Inc. received common shares in the Company.

Pursuant to the Share Exchange Agreement, 100% of the outstanding common stock of BioAuthorize Inc. was exchanged for 80% of the Company’s shares of common stock and no cash consideration or other consideration was issued or used in the share exchange. Immediately after the share exchange, the former BioAuthorize, Inc. shareholders owned a total of approximately 80% of the outstanding common stock of the Company.  In addition, one of the BioAuthorize Inc. board members became a member of the Board of Directors of the Company and the management of BioAuthorize, Inc became the management team of the Company.  At a later time, the other two board members of BioAuthorize, Inc. became members of the Board of Directors of the Company.  In early October 2008, those two members resigned their board seats and their management positions with the Company and BioAuthorize, Inc.

The share exchange was accounted for as a reverse acquisition by BioAuthorize, Inc, and accordingly the issuance of shares of common stock of the Company was deemed to be an equivalent fair market value, for accounting purposes, to the shares of capital stock of BioAuthorize, Inc. received in the share exchange.  The reasons for the share exchange are as follows:

•	The share exchange allows for the shareholders of BioAuthorize, Inc. to receive shares of common stock with increased liquidity and stronger market value;

Jaime G. John
December 12, 2008

•	The ability of the combined companies to utilize publicly-traded securities in capital raising transactions and as consideration in connection with future potential mergers or acquisitions.

In March 2008 all of the outstanding capital stock of Genesis Land, Inc. was transferred by Genesis Holdings in exchange for the surrender of 16,780,226 shares of the common stock of Genesis Holdings held by the Bankston Third Family L.P.  The value of this exchange was based upon the value of the net assets.  Genesis Holdings exchanged all of the shares of capital stock it held in Genesis Land based upon the net assets.  There was no gain or loss on the exchange of the common stock for assets.

Note 3 – Going Concern, page 7

10.
We read your response to comment seven.  Please revise your disclosure in Note 3 to be consistent with the more robust disclosure regarding your ability to continue as a going concern on page 17 within Liquidity and Capital Resources.  Also include the repayments terms for expenses paid by your chief executive officer.

The revision will be made.  Our chief executive officer has voluntarily made payment of certain expenses of the company without any assurance or terms of repayment.  No note has been issued to our chief executive officer and the expenses that he has paid are deemed to be reimbursable expenses.  We recently repaid the outstanding balance of these reimbursable expenses totaling $7,962 which had been incurred for several months during 2008.

Note 5 – Share Exchange, page 8

11.
Per your disclosure in Note 5, it appears that you determined the value of the 105,000 shares of BioAuthorize to be equal to the 20,000,000 shares of Genesis Holdings, both of which are valued at $596,107.  Please confirm, and if so, clarify your disclosure.  Also clarify that BioAuthorize, as the accounting acquirer, is not fair valued with the transaction.

We incorporated Footnote 6 into our most recent 10Q as noted in item number 9 above.  The value of the exchange was based on the value of the net assets since shares of common stock of Genesis Holdings were not trading.  BioAuthorize as the accounting acquirer is not fair valued with the transaction.

Certifications

12.
We note that your certifications filed in conjunction with your June 30, 2008 Form 10-Q were not filed in the exact form as outlined in Item 601(B)(31)(i) of Regulation S-K.  Some of the discrepancies include deleting the language “(the registrant’s fourth fiscal quarter in the case of annual report)” in paragraph 4(d) and replacing the word “registrant” with “smaller reporting issuer” in paragraph 4(a).  Please confirm that future filings will include certifications in the exact form as outlined in Item 601(B)(31)(i) of Regulation S-K.

Jaime G. John
December 12, 2008

Future filings will include certifications in the exact form as outlined in Item 601(B)(31)(i) of Regulation S-K.

Yours very truly,

BioAuthorize Holdings, Inc.

By: /s/ Yada Schneider

Yada Schneider,
Chief Executive Officer

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET FOR MARCH 31, 2008

			Proforma

	BioAuthorize, Inc.	Genesis Holding, Inc.	Adjustments	Notes	Combined

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$93,711	$550,611	$(550,611)	(a)	$93,711
Investment in marketable securities	-	23,975	(23,975)	(a)	-
Investment in residential land		692,063	(692,063)	(a)	-
Prepaid expenses	789	-			789
Total Current Assets	94,500	1,266,649	(1,266,649)		94,500

Property and equipment, net	72,116	-	-		72,116

Patent	9,598	-	-		9,598
Deposits	19,650	-	-		19,650
Total Assets	$195,864	$1,266,649	$(1,266,649)		$195,864

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities	$10,007	$87,574	$(87,574)	(a)	$10,007
Accrued expenses	30,102	226,811	(226,811)	(a)	30,102
Total Current Liabilities	40,109	314,385	(314,385)		40,109

Total Liabilities	40,109	314,385	(314,385)		40,109

Shareholders' Equity
Common stock, $.001 par value, 25,000,000 shares authorized,	23,725	21,780	(21,780)	(a)	23,725
23,725,000 issued and outstanding as of March 31, 2008				(a)
Additional paid-in capital	2,091,276	581,051	471,090	(a)	3,143,417
Accumulated deficit	(1,959,246)	349,433	729,527	(a)	(880,286)
Total Shareholders' Equity	155,755	952,264	1,178,837		2,286,856

Total Liabilities & Shareholders' Equity	$195,864	$1,266,649	$1,266,649		$195,864

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2008

		BioAuthorize Holdings Inc.
		f/k/a
	BioAuthorize	Genesis Holdings,Inc.
	Three Months Ended	Three Months Ended	Proforma		Combined
	March 31, 2008	March 31, 2008	Adjustments	Notes	March 31, 2008

NET REVENUES	$-	$-	$-		$-
COST OF SALES		-	-		-
GROSS PROFIT		-	-		-

OPERATING EXPENSES:
Sales and marketing	13,715	-	-		13,715
General and administrative	414,302	26,819	(26,819)	(a)	414,302
Depreciation and amortization	7,801				7,801
Research and development expenses	6,661	-	-		6,661

LOSS FROM OPERATIONS	(442,479)	(26,819)	26,819		(442,479)

Other expenses/(income):
Interest income	(2,319)	-	-		(2,319)
Interest expense	193	-	-		193
Total other (income) expenses	(2,126)	-	-		(2,126)

NET LOSS	$(444,605)	$(26,819)	$26,819	(a)	$(444,605)

NET LOSS PER SHARE:
Basic and diluted:	$(0.02)	$(0.00)			$(0.02)

The Company exchanged all of the stock held by the Bankston Family Trust in exchange for all of the common stock in Genesis Land, Inc. and wholly owned subsidiary of BioAuthorize Holdings, Inc. f/k/a/ Genesis Holdings, Inc. ("the Company").  No additional shares were issued only the surrender of Bankston Family Trust shares of Genesis Land valued at the net assets of Genesis Land Inc.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

		BioAuthorize Holdings Inc.				BioAuthorize Holdings Inc.
		f/k/a	(b)			f/k/a	b
	BioAuthorize	Genesis Holdings,Inc.	Pro		BioAuthorize	Genesis Holdings,Inc.	Pro
	Twelve Months Ended	Twelve Months Ended	Forma	Combined	Twelve Months Ended	Twelve Months Ended	Forma	Combined
	December 31, 2007	December 31, 2007	Adjust	December 31, 2007	December 31, 2006	December 31, 2006	Adjust	December 31, 2006

NET REVENUES	$-	$1,134,855	$-	$1,134,855	$-	$2,334,919	$-	$2,334,919
COST OF SALES	-	719,643	-	719,643		1,546,579	-	1,546,579
GROSS PROFIT		415,212	-	415,212		788,340	-	788,340

OPERATING EXPENSES:
Sales and marketing	62,978	-	-	62,978	102,298	222,677	-	324,975
General and administrative	1,308,461	297,668	-	1,606,129	-	-	-	-
Depreciation and amortization	13,700	-	6,467	20,167	-		6,467	6,467
Research and development expenses	31,944	-	-	31,944	-	-	-	-

(LOSS) INCOME FROM OPERATIONS	(1,417,083)	117,544	-	(1,299,539)	(102,298)	565,663	-	(331,442)

Other expenses/(income):
Interest income	(1,908)	(29,701)	-	(31,609)	-	-	-	-
Interest expense	1,420	54,924	-	56,344	-	66,533	-	66,533
Total other (income) expenses	(488)	25,223	-	24,735	-	66,533	-	66,533

INCOME (LOSS) BEFORE INCOME TAXES	(1,416,595)	92,321	-	(1,324,274)	(102,298)	499,130	-	396,832

PROVISION (BENEFIT) FOR INCOME TAXES	-	32,312	(32,312)	-	-	62,474	989,667	1,052,141

NET INCOME (LOSS)	$(1,416,595)	$60,009	$(32,312)	$(1,324,274)	$(102,298)	$436,656	$(989,667)	$(655,309)

NET (LOSS) INCOME PER SHARE:

Basic and diluted	$(13.49)	$-		$(0.06)	$(0.97)	$0.02		$(0.03)

Weighted average per share	105,000	21,780,226		21,780,226	105,000	21,780,226		21,780,226

12/08/2008 04:02 8167562252 W&M-CPA PAGE 02/02

Weaver & Martin LLC
411 Valentine Road
Kansas City, MO 94111-1801

December 8, 2008

To Whom It May Concern:

The firm of Weaver & Martin LLC consents to the inclusion of our report of March 16, 2007 on the audited financial statements of Genesis Holdings, Inc. as of December 31, 2007 in any filings that are necessary now or in the near future with the U.S. Securities and Exchange Commission.

Very Truly Yours,

/s/ *Dan Weaver*

~~DANIAL~~ Dan WEAVER, CPA

Kansas City, MO

Member of the California Society of Certified Public Accountants
Registered with the Public Company Accounting Oversight Board